UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

The Steak n Shake Company
(Name of Issuer)

Common Stock, $.50 Par Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,183,980
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,571,745
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,571,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON S. Sue Aramian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,720
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Martha Aramian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,862
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Charles E. Arnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 81,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Virginia Arnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 81,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Gary A. Ruben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Irene Ruben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 37,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Natasha Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Parvindokht Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Shapour Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Shawn Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 101,669
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Tim Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Robert M. Stevens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 209,752
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Wayne King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Jonathan Dash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 163,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Dash Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 163,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,755,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned.  This Amendment No. 11 amends the Schedule 13D as specifically set forth.  The primary purpose of amending the Schedule 13D is to add Wayne King, Jonathan Dash and Dash Acquisitions LLC as Reporting Persons by virtue of their being added as parties to that certain Agreement dated April 15, 2008 described in further detail in Item 6.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On June 4, 2008, Wayne King, Jonathan Dash and Dash Acquisitions LLC (“Dash Acquisitions”) were added as parties to the Agreement that was entered into by the existing Reporting Persons on April 15, 2008.  Accordingly, Messrs. King and Dash and Dash Acquisitions are each added as a Reporting Person to this Schedule 13D.  Messrs. King and Dash and Dash Acquisitions are each referred to herein as a New Reporting Person and as a Reporting Person.

Mr. King is a private investor.

Dash Acquisitions is a Delaware limited liability company whose principal business is investment advisory services.  Mr. Dash serves as the President of Dash Acquisitions.

Mr. King does not have a principal business address but may be reached c/o The Lion Fund, L.P., 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.

The principal business address of each of Mr. Dash and Dash Acquisitions is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, California 90212.

None of Messrs. King or Dash or Dash Acquisitions has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Messrs. King or Dash or Dash Acquisitions has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Messrs. King and Dash are each United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the Shares owned directly by the Lion Fund is $15,589,552.  The Shares owned directly by the Lion Fund were acquired with the working capital of the Lion Fund.

Certain of the Shares reported in this Amendment No. 11 as owned by Western Acquisitions were acquired by way of an internal contribution from WSC.  Western Acquisitions acquired from WSC an aggregate of 299,945 Shares on September 7, 2007 at a per Share price of $15.58, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate purchase price of approximately $4,673,143.  The total of 299,945 Shares transferred by WSC to Western Acquisitions were initially acquired by WSC for an aggregate purchase price of approximately $4,581,977.

CUSIP NO. 857873-10-3

The aggregate purchase price of the Shares owned directly by Western Acquisitions is approximately $19,159,411.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The aggregate purchase price of the Shares owned directly by Dr. Cooley and owned directly by Dr. Cooley’s spouse, Sandy Cooley who shares the same business address as Dr. Cooley, which he may also be deemed to beneficially own is approximately $340,130.  Of the 41,000 Shares beneficially owned by Dr. Cooley, 33,500 Shares were acquired with Dr. Cooley’s personal funds, 6,000 Shares were acquired with his spouse’s personal funds, 500 Shares were acquired with the working capital of BCC and subsequently gifted to Dr. Cooley and 1,000 Shares were awarded to Dr. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (the restriction on transfer for such 1,000 Shares expires on March 12, 2011).

The aggregate purchase price of the Shares owned directly by S. Sue Aramian is approximately $165,250.  Such Shares were acquired with personal funds.

The Shares owned directly by Martha Aramian were gifted to her.

The aggregate purchase price of the Shares owned directly by Charles E. Arnett and Virginia Arnett is approximately $110,650.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Gary A. Ruben is approximately $81,510.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Irene Ruben is approximately $32,124.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Natasha Sedaghat is approximately $278,967.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Parvindokht Sedaghat and Shapour Sedaghat is approximately $2,532,106.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Shawn Sedaghat is approximately $976,562.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Tim Taft is approximately $275,098.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Robert M. Stevens is approximately $2,634,028.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares owned directly by Wayne King is approximately $675,030.  Such Shares were acquired with personal funds.

The aggregate purchase price of the Shares that may be deemed to be beneficially owned by Dash Acquisitions is approximately $2,344,100.  Such Shares were acquired with the funds of clients of Dash Acquisitions.

                                The Lion Fund, WSC and Western Acquisitions effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 857873-10-3

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Wayne King, Jonathan Dash and Dash Acquisitions have joined the group previously formed by the other Reporting Persons by virtue of the Agreement.  The activities of Messrs. King and Dash and Dash Acquisitions in connection with the Issuer will be governed by the terms of the Agreement.  Each of Messrs. King and Dash and Dash Acquisitions acquired their securities of the Issuer for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e)  As of June 3, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of 3,755,725 Shares or approximately 13.1% of the outstanding Shares of the Issuer, based upon the 28,709,341 Shares outstanding as of May 14, 2008, according to the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on May 19, 2008. The 3,755,725 Shares reported herein as beneficially owned by the Reporting Persons consist of the following: (1) 977,200 Shares held directly by the Lion Fund, (2) 1,553,545 Shares held directly by Western Acquisitions, (3) 35,000 Shares held directly by Dr. Cooley, (4) 6,000 Shares held directly by Dr. Cooley’s spouse which Dr. Cooley may also be deemed to beneficially own, (5) 17,720 Shares held by S. Sue Aramian through the S. Sue Aramian Revocable Trust, of which she is the sole trustee, (6) 106,862 Shares held by Martha Aramian through the Martha Aramian Revocable Trust, of which she is the sole trustee, (7) 81,963 Shares held by Charles E. Arnett and Virginia Arnett through the Charles E. Arnett Revocable Living Trust, of which Charles and Virginia Arnett are co-trustees, (8) 27,170 Shares held by Gary A. Ruben through the Gary Ruben Revocable Trust, of which Gary and Irene Ruben are co-trustees, (9) 10,708 Shares held by Irene Ruben through the Irene Ruben Revocable Trust, of which Irene and Gary A. Ruben are co-trustees, (10) 30,000 Shares held by Natasha Sedaghat, (11) 300,000 Shares held by Parvindokht Sedaghat and Shapour Sedaghat through the Sedaghat Family Trust, of which Parvindokht and Shapour Sedaghat are co-trustees, (12) 101,669 Shares held by Shawn Sedaghat, (13) 34,450 Shares held by Tim Taft, (14) 209,752 Shares held by Robert M. Stevens, consisting of 143,000 Shares held by Mr. Stevens through the Robert M. Stevens Living Trust, of which he is the sole trustee, and 66,752 Shares held directly by Mr. Stevens, (15) 100,000 Shares held directly by Wayne King and (16) 163,686 Shares that may be deemed to be beneficially owned by Dash Acquisitions.

Each of the Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments and Philip Cooley may be deemed to have the shared power to direct the vote of 2,571,745 Shares.

Sardar Biglari, by virtue of the Agreement described in further detail in Item 6, may be deemed to have the sole power to direct the vote of the 1,183,980 Shares owned in the aggregate by the New Reporting Persons.

CUSIP NO. 857873-10-3

Each of Lion Fund, BCC, Sardar Biglari, WSC, Western Acquisitions, Western Investments and Philip Cooley may be deemed to have the shared power to direct the disposition of 2,571,745 Shares.

S. Sue Aramian, as sole trustee of the S. Sue Aramian Revocable Trust, may be deemed to have the sole power to direct the disposition of the 17,720 Shares held by her through the S. Sue Aramian Revocable Trust.

Martha Aramian, as sole trustee of the Martha Aramian Revocable Trust, may be deemed to have the sole power to direct the disposition of the 106,862 Shares held by her through the Martha Aramian Revocable Trust.

Charles E. Arnett and Virginia Arnett, as co-trustees of the Charles E. Arnett Revocable Living Trust, may be deemed to have the shared power to direct the disposition of the 81,963 Shares held by them through the Charles E. Arnett Revocable Living Trust.

Gary A. Ruben and Irene Ruben, as co-trustees of the Gary Ruben Revocable Trust, may be deemed to have the shared power to direct the disposition of the 27,170 Shares held by them through the Gary Ruben Revocable Trust.

Gary A. Ruben and Irene Ruben, as co-trustees of the Irene Ruben Revocable Trust, may be deemed to have the shared power to direct the disposition of the 10,708 Shares held by them through the Irene Ruben Revocable Trust.

Natasha Sedaghat may be deemed to have the sole power to dispose of the 30,000 Shares held by her.

Parvindokht Sedaghat and Shapour Sedaghat, as co-trustees of the Sedaghat Family Trust, may be deemed to have the shared power to direct the disposition of the 300,000 Shares held by them through the Sedaghat Family Trust.

Shawn Sedaghat may be deemed to have the sole power to dispose of the 101,669 Shares held by him.

Tim Taft may be deemed to have the sole power to dispose of the 34,450 Shares held by him.

Robert M. Stevens, as sole trustee of the Robert M. Stevens Living Trust, may be deemed to have the sole power to direct the disposition of the 143,000 Shares held by him through the Robert M. Stevens Living Trust.  Mr. Stevens may be deemed to have the sole power to dispose of the 66,752 Shares he holds directly.

Wayne King may be deemed to have the sole power to dispose of the 100,000 Shares held by him.

Each of Jonathan Dash and Dash Acquisitions may be deemed to have the shared power to direct the disposition of 163,686 Shares.  These Shares are held in client accounts managed by Dash Acquisitions over which Mr. Dash has sole investment discretion.  Accordingly, each of Mr. Dash and Dash Acquisitions may be deemed to beneficially own these Shares.  Mr. Dash and Dash Acquisitions disclaim beneficial ownership of these Shares.

Schedule A annexed hereto lists all transactions in securities of the Issuer by Wayne King, Jonathan Dash and Dash Acquisitions during the past 60 days and by the other Reporting Persons since the filing of Amendment No. 10 to the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 857873-10-3

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Dr. Cooley’s spouse with respect to the 6,000 Shares she owns directly and the clients of Dash Acquisitions with respect to the 163,686 Shares held in their Dash Acquisitions accounts.  The Reporting Persons specifically disclaim beneficial ownership of the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, on April 15, 2008, the Reporting Persons (other than Robert M. Stevens, Wayne King, Jonathan Dash and Dash Acquisitions) entered into an Agreement pursuant to which, among other things, the Reporting Persons agreed to form a group for the purpose of seeking to persuade the Issuer’s Board of Directors to take such action as the Reporting Persons deem necessary.  On May 19, 2008, Robert M. Stevens was added as a party to the Agreement.  On June 4, 2008, Wayne King, Jonathan Dash and Dash Acquisitions were added as parties to the Agreement.  The Agreement governs the activities of the Reporting Persons with respect to their investment in the Issuer.  Pursuant to the Agreement, Sardar Biglari has the power to direct the voting of the Shares held by the New Reporting Persons.  The Agreement terminates upon the certification of the final results of the 2009 Annual Meeting of Stockholders of the Issuer, unless sooner terminated in writing by the parties to the Agreement directly owning more than 50% of the Shares subject to the Agreement.  A copy of the Joinder Agreement pursuant to which Wayne King was added as a party to the Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.  A copy of the Joinder Agreement pursuant to which Jonathan Dash and Dash Acquisitions were added as parties to the Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1.	Joinder Agreement dated June 4, 2008, by and between Sardar Biglari and Wayne King (filed herewith as Exhibit 99.1).

99.2.	Joinder Agreement dated June 4, 2008, by and among Sardar Biglari, Jonathan Dash and Dash Acquisitions LLC (filed herewith as Exhibit 99.2).

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2008	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Philip L. Cooley

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for S. Sue Aramian

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Martha Aramian

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Charles E. Arnett

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Virginia Arnett

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Gary A. Ruben

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Irene Ruben

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Natasha Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Parvindokht Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Shapour Sedaghat

CUSIP NO. 857873-10-3

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Shawn Sedaghat

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Tim Taft

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Robert M. Stevens

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Wayne King

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Jonathan Dash

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney In Fact for Dash Acquisitions LLC

CUSIP NO. 857873-10-3

SCHEDULE A

Transactions in the Securities of the Issuer by Wayne King, Jonathan Dash and Dash
Acquisitions During the Past 60 Days and by the Other Reporting Persons Since the Filing of
Amendment No. 10 to the Schedule 13D

Class of Security	Securities Purchased	Price Per Share ($)	Date of Purchase

The Lion Fund, L.P.

Common Stock	21,000	6.8205	05/21/08
Common Stock	10,000	6.7139	05/23/08
Common Stock	5,000	6.8226	05/27/08

Western Acquisitions L.P.

Common Stock	15,000	6.8205	05/21/08
Common Stock	5,100	6.6275	05/30/08
Common Stock	31,000	6.4206	06/02/08

Philip L. Cooley

Common Stock	3,000	6.8632	05/22/08
Common Stock	3,000	6.8597	05/22/08
Common Stock	4,000	6.8949	05/22/08

Dash Acquisitions LLC

Common Stock	300	6.9100	05/16/08
Common Stock	2,320	6.9100	05/16/08
Common Stock	100	6.9100	05/16/08
Common Stock	500	6.9100	05/16/08
Common Stock	85	6.9100	05/16/08
Common Stock	235	6.9200	05/16/08
Common Stock	2,320	6.9100	05/16/08
Common Stock	50	6.9100	05/16/08
Common Stock	1,100	6.9100	05/19/08
Common Stock	100	6.9100	05/19/08
Common Stock	500	6.9100	05/19/08
Common Stock	200	6.9100	05/19/08
Common Stock	165	6.9100	05/19/08
Common Stock	2,325	6.9100	05/19/08
Common Stock	350	6.9100	05/19/08
Common Stock	700	6.9100	05/19/08
Common Stock	1,000	6.9100	05/19/08
Common Stock	1,200	6.9100	05/19/08
Common Stock	150	6.9100	05/19/08
Common Stock	500	6.9100	05/19/08
Common Stock	600	6.9100	05/19/08
Common Stock	400	6.9100	05/19/08

CUSIP NO. 857873-10-3

Wayne King

Common Stock	100	6.7600	05/27/08
Common Stock	100	6.7600	05/27/08
Common Stock	100	6.7600	05/27/08
Common Stock	100	6.7550	05/27/08
Common Stock	200	6.7600	05/27/08
Common Stock	300	6.7600	05/27/08
Common Stock	200	6.7550	05/27/08
Common Stock	500	6.7600	05/27/08
Common Stock	200	6.7600	05/27/08
Common Stock	100	6.7600	05/27/08
Common Stock	93	6.7600	05/27/08
Common Stock	200	6.7600	05/27/08
Common Stock	200	6.7600	05/27/08
Common Stock	300	6.7600	05/27/08
Common Stock	7	6.7600	05/27/08
Common Stock	200	6.7600	05/27/08
Common Stock	100	6.8000	05/27/08
Common Stock	300	6.8000	05/27/08
Common Stock	200	6.8000	05/27/08
Common Stock	400	6.8000	05/27/08
Common Stock	100	6.7700	05/27/08
Common Stock	100	6.7500	05/27/08
Common Stock	100	6.7600	05/27/08
Common Stock	900	6.7600	05/27/08
Common Stock	1,000	6.7900	05/27/08
Common Stock	200	6.8200	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	300	6.8200	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8100	05/27/08
Common Stock	100	6.8050	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	500	6.8400	05/27/08
Common Stock	300	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08

CUSIP NO. 857873-10-3

Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8300	05/27/08
Common Stock	100	6.8150	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8300	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	300	6.8200	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	85	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8300	05/27/08
Common Stock	215	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	200	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	200	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08

CUSIP NO. 857873-10-3

Common Stock	300	6.8400	05/27/08
Common Stock	20	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	180	6.8400	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	150	6.8400	05/27/08
Common Stock	20	6.8400	05/27/08
Common Stock	200	6.8400	05/27/08
Common Stock	1,000	6.8400	05/27/08
Common Stock	600	6.8400	05/27/08
Common Stock	30	6.8400	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	100	6.8400	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	1,000	6.8500	05/27/08
Common Stock	900	6.8500	05/27/08
Common Stock	900	6.8500	05/27/08
Common Stock	100	6.8500	05/27/08
Common Stock	500	6.8099	05/27/08
Common Stock	100	6.8100	05/27/08
Common Stock	800	6.8099	05/27/08

CUSIP NO. 857873-10-3

Common Stock	400	6.8100	05/27/08
Common Stock	200	6.8099	05/27/08
Common Stock	200	6.8099	05/27/08
Common Stock	800	6.8099	05/27/08
Common Stock	500	6.8099	05/27/08
Common Stock	200	6.8099	05/27/08
Common Stock	200	6.8000	05/27/08
Common Stock	500	6.8099	05/27/08
Common Stock	300	6.8099	05/27/08
Common Stock	100	6.8100	05/27/08
Common Stock	100	6.8100	05/27/08
Common Stock	200	6.8100	05/27/08
Common Stock	300	6.8100	05/27/08
Common Stock	1,000	6.8299	05/27/08
Common Stock	1,000	6.8299	05/27/08
Common Stock	1,000	6.8299	05/27/08
Common Stock	1,000	6.8299	05/27/08
Common Stock	1,000	6.8299	05/27/08
Common Stock	400	6.8299	05/27/08
Common Stock	600	6.8299	05/27/08
Common Stock	1,000	6.8299	05/27/08
Common Stock	600	6.9000	05/27/08
Common Stock	400	6.9000	05/27/08
Common Stock	300	6.9000	05/27/08
Common Stock	300	6.8750	05/27/08
Common Stock	100	6.9000	05/27/08
Common Stock	100	6.9000	05/27/08
Common Stock	100	6.9000	05/27/08
Common Stock	900	6.9100	05/27/08
Common Stock	100	6.9000	05/27/08
Common Stock	600	6.9100	05/27/08
Common Stock	300	6.9100	05/27/08

CUSIP NO. 857873-10-3

Common Stock	100	6.9100	05/27/08
Common Stock	100	6.9100	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	300	6.8699	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	100	6.8600	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	400	6.8700	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	1,000	6.8699	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	700	6.8699	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	1,000	6.8699	05/27/08
Common Stock	1,000	6.8599	05/27/08
Common Stock	300	6.8600	05/27/08
Common Stock	1,000	6.8699	05/27/08
Common Stock	1,000	6.8699	05/27/08
Common Stock	1,000	6.8699	05/27/08
Common Stock	100	6.8700	05/27/08
Common Stock	100	6.8600	05/27/08
Common Stock	400	6.8600	05/27/08
Common Stock	500	6.8500	05/27/08
Common Stock	100	6.8600	05/27/08
Common Stock	500	6.8499	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	1,000	6.7999	05/27/08
Common Stock	1,000	6.8099	05/27/08

CUSIP NO. 857873-10-3

Common Stock	800	6.8200	05/27/08
Common Stock	100	6.8200	05/27/08
Common Stock	100	6.8000	05/27/08
Common Stock	50	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	50	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6200	05/28/08
Common Stock	100	6.6400	05/28/08
Common Stock	900	6.6400	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	300	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	300	6.7000	05/28/08
Common Stock	100	6.6950	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	300	6.6950	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	1,000	6.6999	05/28/08
Common Stock	100	6.6999	05/28/08

CUSIP NO. 857873-10-3

Common Stock	1,000	6.6999	05/28/08
Common Stock	500	6.6999	05/28/08
Common Stock	400	6.6999	05/28/08
Common Stock	47	6.7000	05/28/08
Common Stock	53	6.7000	05/28/08
Common Stock	400	6.7000	05/28/08
Common Stock	200	6.7000	05/28/08
Common Stock	200	6.7000	05/28/08
Common Stock	100	6.7000	05/28/08
Common Stock	20	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	80	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7150	05/28/08
Common Stock	90	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	300	6.7150	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	10	6.7199	05/28/08
Common Stock	100	6.7150	05/28/08
Common Stock	100	6.7150	05/28/08
Common Stock	100	6.7200	05/28/08
Common Stock	1,000	6.7199	05/28/08
Common Stock	1,000	6.7199	05/28/08
Common Stock	200	6.7199	05/28/08

CUSIP NO. 857873-10-3

Common Stock	900	6.7199	05/28/08
Common Stock	200	6.7199	05/28/08
Common Stock	100	6.7199	05/28/08
Common Stock	600	6.7199	05/28/08
Common Stock	1,000	6.7199	05/28/08
Common Stock	1,000	6.7199	05/28/08
Common Stock	90	6.7500	05/28/08
Common Stock	100	6.7500	05/28/08
Common Stock	100	6.7500	05/28/08
Common Stock	200	6.7500	05/28/08
Common Stock	150	6.7500	05/28/08
Common Stock	160	6.7500	05/28/08
Common Stock	200	6.7500	05/28/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	400	6.6200	05/30/08
Common Stock	400	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	300	6.6300	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	200	6.6300	05/30/08
Common Stock	100	6.6500	05/30/08

CUSIP NO. 857873-10-3

Common Stock	100	6.6400	05/30/08
Common Stock	100	6.6300	05/30/08
Common Stock	100	6.6300	05/30/08
Common Stock	200	6.6300	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	79	6.6500	05/30/08
Common Stock	21	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	88	6.6400	05/30/08
Common Stock	100	6.6400	05/30/08
Common Stock	100	6.6400	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	300	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	700	6.6500	05/30/08
Common Stock	100	6.6450	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	400	6.6500	05/30/08
Common Stock	12	6.6400	05/30/08
Common Stock	100	6.6450	05/30/08
Common Stock	200	6.6500	05/30/08
Common Stock	200	6.6500	05/30/08

CUSIP NO. 857873-10-3

Common Stock	100	6.6400	05/30/08
Common Stock	100	6.6400	05/30/08
Common Stock	500	6.6400	05/30/08
Common Stock	100	6.6400	05/30/08
Common Stock	800	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6400	05/30/08
Common Stock	400	6.6200	05/30/08
Common Stock	500	6.6300	05/30/08
Common Stock	400	6.6500	05/30/08
Common Stock	300	6.6200	05/30/08
Common Stock	300	6.6300	05/30/08
Common Stock	100	6.6300	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	100	6.6500	05/30/08
Common Stock	600	6.6299	05/30/08
Common Stock	300	6.6400	05/30/08
Common Stock	200	6.6400	05/30/08
Common Stock	100	6.6300	05/30/08
Common Stock	200	6.6300	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	1,000	6.6499	05/30/08
Common Stock	100	6.6100	05/30/08
Common Stock	300	6.6300	05/30/08
Common Stock	500	6.6300	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	200	6.6400	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6100	05/30/08
Common Stock	400	6.6100	05/30/08
Common Stock	100	6.6050	05/30/08
Common Stock	400	6.6100	05/30/08

CUSIP NO. 857873-10-3

Common Stock	100	6.6100	05/30/08
Common Stock	700	6.6100	05/30/08
Common Stock	100	6.6100	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	600	6.6200	05/30/08
Common Stock	100	6.6200	05/30/08
Common Stock	100	6.5600	05/30/08
Common Stock	500	6.5600	05/30/08
Common Stock	100	6.5600	05/30/08
Common Stock	100	6.5600	05/30/08
Common Stock	1,000	6.5100	05/30/08
Common Stock	4,000	6.5100	06/02/08
Common Stock	2,500	6.4700	06/02/08